Exhibit 99.1

Huazhu Group Announces Formation of Special Committee

SHANGHAI, September 25, 2020 (GLOBE NEWSWIRE) — Huazhu Group Limited (Nasdaq: HTHT), a leading and fast-growing multi-brand hotel group in China with international coverage (the “Company” or “Huazhu”), today announced that the Company’s board of directors (the “Board”) had formed a special committee (the “Special Committee”) to conduct an investigation of the allegations raised in a short seller report issued by Bonitas Research LLC on September 22, 2020 (the “Bonitas Report”). While the Company believes the Bonitas Report is without merit and that it contains numerous errors, unsubstantiated statements, and misleading conclusions regarding the Company’s business and operations, the Board decided to form the Special Committee to review the allegations in the Bonitas Report and to conduct any related investigation, in order to provide transparency to the shareholders.

The Special Committee is comprised of three members, including the chairman of the audit committee, the chief financial officer, and the secretary and general counsel of the Company, and is chaired by the chairman of the Company’s audit committee. The Special Committee is authorized to retain outside legal, accounting and other advisors. Cleary Gottlieb Steen & Hamilton LLP has been retained as the Special Committee’s independent outside counsel. The Company will release the results of the internal investigation in due course once it is completed.

Based on guidance from the Hong Kong Stock Exchange for issuers subject to market commentaries or rumours, the Company will also make a preliminary submission to the Hong Kong Stock Exchange identifying several key errors in the Bonitas Report. The Company will also, at the request of the Hong Kong Stock Exchange, publish in due course a clarification announcement describing those errors on the websites of the Hong Kong Stock Exchange and the Company. The Company will then promptly furnish the clarification announcement on Form 6-K with the U.S. Securities and Exchange Commission.

About Huazhu Group Limited

Originated in China, Huazhu Group Limited is a world-leading hotel group. As of June 30, 2020, Huazhu operated 6,187 hotels with 599,235 rooms in operation in 16 countries. Huazhu’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, and Ni Hao Hotel. Upon the completion of Deutsche Hospitality acquisition on January 2, 2020, Huazhu added five brands to its portfolio, including Steigenberger Hotels & Resorts, Maxx by Steigenberger, Jaz in the City, IntercityHotel and Zleep Hotel. In addition, Huazhu also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995

The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company’s business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company’s forward-looking statements may turn out to be incorrect. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the anticipated growth strategies of the Company, the future results of operations and financial condition of the Company, the economic conditions of China and Europe, the regulatory environment in China and Europe, the Company’s ability to attract customers and leverage its brands, trends and competition in the lodging industry, the expected growth of the lodging market in China and Europe, the spread and impact of COVID-19, and other factors and risks outlined in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F and other filings. These factors may cause the Company’s actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. This release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does the Company purport it to be complete. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

Contact Information

Huazhu Investor Relations

Tel: +86 (21) 6195 9561

Email: ir@huazhu.com

http://ir.huazhu.com